Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fourth Quarter and Full Year 2021 Results;

Expects 2022 Revenue to Exceed $43 Million

LOUISVILLE, KY – March 22, 2022 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital signage solutions, announced its financial results for the year ended December 31, 2021, including the quarter ended as of the same date.

Rick Mills, Chief Executive Officer, commented “CRI’s fourth quarter 2021 revenue was approximately $5.4 million, bringing full year 2021 revenue to $18.4 million, which represents an increase of 8.3% and 5.6% as compared to the same periods in the prior year. Removing the year-over-year revenue generated from our Safe Space Solutions products, which we launched in response to the COVID-19 pandemic, our core digital signage revenue grew 32.2% and 20.5% in the three- and twelve-month periods ended December 31, 2021 as compared to the same periods in the prior year, despite facing supply chain difficulties. We continue to experience strong and growing demand for our digital signage solutions into 2022 and beyond.”

Mr. Mills continued, “Our primary focus is growing CRI into the market leader in end-to-end digital signage solutions for enterprise customers, expanding the number of devices managed via our digital signage software, and increasing the value of our Company through expansion in our recurring services revenue. During the fourth quarter of 2021, CRI won a significant new theme park customer that will continue to deploy hardware throughout 2022 and we expect to ultimately add more than 1,300 billable devices, generating monthly recurring subscription revenue to our content management software platforms.”

“The tremendous momentum and return to double-digit growth that we experienced in core digital signage solutions throughout 2022 has only accelerated with our acquisition of Reflect Systems, Inc. (“Reflect”) in February 2022. In December 2021, CRI and Reflect went to market on our first joint sales effort, which resulted in a major win – a project to deploy digital experiences for a retail customer at hundreds of locations nationwide for an expected total contract value in excess of $10 million. Our merger with Reflect and this win immediately validated what we’ve been saying since Reflect and CRI first began discussing a merger: we believe our combined offerings are stronger than anything else in the industry,” said Mills. “Winning a project of this value and prominence sends a powerful message to existing and potential customers – we have something new and exciting that they need to consider.”

“I could not be more excited about the opportunity to join forces with Reflect, which has an incredible track record for growing annual recurring revenues via software subscriptions to its digital signage software platforms. In addition, it brings CRI a tremendous, patented AdTech platform (Reflect AdLogic) and a media sales capability that will enable the Company to directly productize solutions and participate in the out-of-home advertising industry, including the potential for integrated programmatic high value digital advertising solutions. With our recent theme park and retail wins, combined with the outlook for our expanded customer base and growth prospects, we expect the combined company to generate revenue in excess of $43 million during 2022, representing an organic growth rate in excess of 35% on a combined company basis as compared to 2021. This expectation includes the consolidation of Reflect operations for the period beginning February 17, 2022.”

Mr. Mills concluded, “We are proud of the work we have done to prepare the Company for long-term success and are excited about recent customer developments, both those we have previously announced and those we anticipate will come to fruition throughout 2022. Now more than ever, we believe our end-to-end offering has positioned CRI well within the industry to compete for new and growing opportunities with partners, particularly enterprise customers in a variety of key verticals.”

2021 Financial Overview

All results herein represent the financial results of Creative Realities, Inc. and exclude any results of Reflect Systems, Inc. as the merger was closed February 17, 2022. The first quarter of 2022 will include financial results for Reflect Systems, Inc. for the period February 17, 2022 – March 31, 2022 during which Reflect operated as a wholly owned subsidiary of Creative Realities.

Key Highlights:

●	Revenue growth of $1.0 million, or 5.6%
●	Digital signage revenue growth of $2.9 million, or 20.5%
●	Net income of $0.2 million as compared to net loss of $16.8 million in 2020
●	EBTIDA of $3.9 million as compared to an EBITDA loss of $13.9 million in 2020

Revenue, gross profit, and gross margin:

●	Revenues were $18.4 million for the year ended December 31, 2021, an increase of $1.0 million, or 5.6%, as compared to the same period in 2020. Removing our Safe Space Solutions revenue in each period, revenues from our core digital signage solutions were $16.8 million in 2021, an increase of $2.9 million, or 20.5%, as compared to 2020.
●	Hardware revenues were $9.5 million for the year ended December 31, 2021, an increase of $0.5 million, or 5.1% as compared to the same period in 2020;digital signage hardware solutions revenue increased $2.1 million in 2021 compared to 2020, offset by reductions in sales of our Safe Space Solutions products. Gross margin on hardware revenue was 26.8% during 2021 as compared to 30.5% during 2020 primarily due to the reduction in revenue from Safe Space Solutions products, which have historically generated higher gross profit on a per unit basis.
●	Services and other revenues were $9.0 million for the year ended December 31, 2021, an increase of $0.5 million, or 6.2%, as compared to the same period in 2020, driven primarily by a $0.2 million, or 44%, increase, in software development services for a single key customer for custom development in our platform.
●	Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services for our traditional digital signage and Safe Space Solutions product offerings, were $5.6 million for the year ended December 31, 2021, an increase of $0.2 million, or 4.0%, as our base business and related deployments continued to rebound following customers opening their venues/locations upon release of COVID-19 vaccines.
●	Gross profit was $8.4 million for the year ended December 31, 2021, an increase of $0.2 million, or 3%, compared to the same period in 2020. Consolidated gross margin decreased to 45.3% for the year ended December 31, 2021 from 46.5% in the prior year, driven primarily by a reduction in Safe Space Solutions sales, which have historically generated higher margin on a per unit basis.

Operating expenses:

●	For the year ended December 31, 2021 as compared to the same period in the prior year:
●	Sales and marketing expenses decreased by $0.5 million, or 31%, driven by (1) a current year Employee Retention Credit of $0.2 million related to the retention and payment of salaries to sales personnel throughout 2020 and 2021, which was all recorded when filed in 2021, (2) reduction of $0.1 million in sales lead generation tools, and (3) the result of reduced personnel costs, partially offset by small increases in trade show activity and related travel costs following a return to participation in industry trade shows and events after the elimination of such costs in 2020 as a result of the COVID-19 pandemic.
●	Research and development expenses decreased by $0.5 million, or 49% as the result of (1) a current year Employee Retention Credit of $0.2 million related to the retention and payment of salaries to development personnel throughout 2020 and 2021, which was all recorded when filed in 2021, (2) a reduction in personnel costs during the period following reduced headcount and salary reductions in March 2020 through salary reinstatements in October 2021, and (3) an increase in capitalization of development activities for new features/functionality. The Company capitalizes its costs incurred for additional functionality to its internal software. We capitalized approximately $1.1 million and $0.6 million for the years ended December 31, 2021 and 2020, respectively. These software development costs include both enhancements and upgrades of our client-based systems including functionality of our internal information systems to aid in our productivity, profitability and customer relationship management. We amortize these costs over 3 years once the new projects are completed and placed in service.

●	General and administrative expenses, including bad debt expense and recoveries, decreased by $2.0 million in 2021, or 21.2% compared to 2020, driven by:
o	A reduction in bad debt expense of $1.1 million, following a recovery of accounts receivable from a customer who filed for bankruptcy in 2020;
o	A reduction of $0.7 million in salaries expense from Employee Retention Credits related to the retention and payment of salaries to sales personnel throughout 2020 and 2021, each of which were recorded in 2021 when the tax credits were filed;
o	A reduction of $0.3 million in rent expense following closure, downsizing, or restructuring of four leases facilities during 2020; and
o	A reduction of $0.4 million in legal expenses following settlement of our dispute with the seller of Allure Global Solutions, Inc.

These reductions were partially offset by an increase in stock compensation amortization expense of $1.2 million related to incremental employee and directors’ awards.

Excluding the consideration of those Employee Retention Credits recorded in the period and the year-over-year impact of bad debt expense and recovers, total general and administrative expenses decreased $0.8 million, or 10.2%, during 2021 as compared to 2020.

Operating loss, net loss, and EBITDA:

●	Operating loss was $2.5 million for the year ended December 31, 2021 as compared to an operating loss of $16.1 million during the same period in 2020. The current year operating loss included $0.5 million in costs associated with pursuit of acquisition activities, including the Reflect transaction.
●	Net income was $0.2 million for the year ended December 31, 2021 as compared to net loss of $16.8 million for the same period in 2020.
●	EBITDA was $3.9 million for the year ended December 31, 2021 as compared to an EBITDA loss of $13.9 million for the same period in 2020. Adjusted EBITDA was $1.2 million in 2021 as compared to an Adjusted EBITDA loss of $3.2 million in 2020. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

Subsequent events:

●	Debt Financing: On February 17, 2022, the Company refinanced its debt facilities with its current lender, and raised $10.0 million in gross loan proceeds. The financing also combined and extended the maturity date of the Company’s pre-existing $4.8 million senior secured term loan and $2.4 million secured convertible loan into a Consolidation Term Loan. The refinancing extended the maturity date of the Company’s loans to February 1, 2025 and removed the convertible feature of the secured convertible loan.
●	Equity Financing: On February 3, 2022, the Company completed an at-the-market private placement priced for gross proceeds of approximately $11.0 million before deducting placement agent fees and estimated offering expenses. The net proceeds from the private placement were used to fund payment of the closing cash consideration in the acquisition of Reflect.
●	Acquisition of Reflect: On February 17, 2022, the Company and Reflect consummated a merger, pursuant to which Reflect stockholders collectively received from the Company the following merger consideration:
o	$16.2 million payable in cash; and
o	2,333,334 shares of common stock of Creative Realities (valued based on an issuance price of $2 per share) (the “CREX Shares”);
o	$2.5 million Secured Promissory Note; and
o	Supplemental cash payments (the “Guaranteed Consideration”), if any, payable on or after the three-year anniversary of the effective time of the Merger (the “Guarantee Date”), in an amount by which the value of the CREX Shares on such anniversary is less than $6.40 per share, or if certain customers of Reflect collectively achieve over 85,000 billable devices online at any time on or before December 31, 2022, is less than $7.20 per share, multiplied by the amount of CREX Shares held by the Reflect stockholders on the Guarantee Date.

Conference Call Details

The Company will host a webinar to review the results and provide additional commentary about the Company’s recent performance and the Reflect merger, which is scheduled for Wednesday, March 23, 2022 at 9:00 am Eastern Time.

Prior to the call, participants should register at bit.ly//CRIearnings2021Q4. Once registered, participants can use the weblink provided in the registration email to listen to and view prepared materials via live webcast.  An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. The company designs, develops and deploys digital signage experiences for enterprise-level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues.

With its recent acquisition of Reflect Systems, Inc., a leading provider of digital signage software platforms, the company is poised to extend its product and service offering and accelerate growth in SaaS revenue. While Reflect provided a broad range of digital signage solutions, the company’s flagship products are the market-leading ReflectView digital signage platform and Reflect AdLogic ad management platform. ReflectView is the industry’s most comprehensive, scalable, enterprise-grade digital signage platform, powering enterprise customer networks. Meanwhile, Reflect AdLogic has become the benchmark for digital signage powered ad networks, delivering nearly 50 million ads daily. The acquisition of Reflect also brought to the business a media sales division with the expertise and relationships to help any digital signage venue owner develop and execute a monetization plan for their network.

The combined company has operations across North America with active installations in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K to be filed with the Securities and Exchange Commission on or about March 22, 2022.

Cautionary Note on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our ability to effectively integrate Reflect’s business operations, our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christina Davies

cdavies@ideagrove.com

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

		Quarters Ended
	Year Ended	December 31,	September 30,	June 30	March 31,
Quarters ended	2021	2021	2021	2021	2021
GAAP net income (loss)	$232	$(1,722)	$(343)	$1,025	$1,272
Interest expense:
Amortization of debt discount	159	29	29	29	72
Other interest, net	648	160	158	153	177
Depreciation/amortization:
Amortization of intangible assets	1,251	302	320	317	312
Amortization of finance lease assets	4	-	-	-	4
Amortization of employee share-based awards	1,494	324	329	329	512
Depreciation of property and equipment	109	27	27	27	28
Income tax expense/(benefit)	22	13	1	7	1
EBITDA	$3,919	(867)	$521	1,887	2,378
Adjustments
Change in fair value of Special Loan	(166)	-	-	-	(166)
Gain on settlement of obligations	(3,449)	-	(256)	(1,628)	(1,565)
Deal and transaction costs	518	518	-	-	-
Stock-based compensation – Director grants	399	318	27	27	27
Adjusted EBITDA	$1,221	(31)	$292	286	674

		Quarters Ended
	Year Ended	December 31,	September 30,	June 30	March 31,
Quarters ended	2020	2020	2020	2020	2020
GAAP net loss	$(16,844)	$(617)	$(585)	$(2,459)	$(13,183)
Interest expense:
Amortization of debt discount	339	85	85	84	85
Other interest, net	683	186	179	176	142
Depreciation/amortization:
Amortization of intangible assets	1,330	319	340	344	327
Amortization of finance lease assets	20	3	5	5	7
Amortization of share-based awards	617	250	248	100	19
Depreciation of property and equipment	124	29	33	30	32
Income tax expense/(benefit)	(158)	(6)	(1)	4	(155)
EBITDA	$(13,889)	249	$304	$(1,716)	$(12,726)
Adjustments
Change in fair value of Special Loan	93	(609)	-	551	151
Gain on settlement of obligations	(209)	(54)	(114)	(1)	(40)
Loss on disposal of assets	13	-	13	-	-
Loss on lease termination	18	18	-	-	-
Loss on goodwill impairment	10,646	-	-	-	10,646
Stock-based compensation – Director grants	102	27	25	19	31
Adjusted EBITDA	$(3,226)	(369)	$228	$(1,147)	$(1,938)